Exhibit 12
AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006

Earnings:
Earnings before income taxes	$175	$15	$573	$214

Add: Total fixed charges (per below)	459	488	1,398	1,461

Less: Interest capitalized	3	7	17	21
Total earnings before income taxes	$631	$496	$1,954	$1,654

Fixed charges:
Interest	$213	$245	$660	$735

Portion of rental expense representative of the interest factor	228	225	683	668

Amortization of debt expense	18	18	55	58
Total fixed charges	$459	$488	$1,398	$1,461

Ratio of earnings to fixed charges	1.37	1.02	1.40	1.13